INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT





                                                                 FILE NO. 1-3431
                                                                   REGULATION BW
                                                                          RULE 3



                                                                October 21, 1999


VIA EDGAR

Securities and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

         Attached please find a Report dated October 21, 1999 of the International Bank for Reconstruction and Development (the "Bank") under Rule 3 of Regulation BW with respect to the Bank's US$10,000,000 Callable 7.01 percent Notes of 1999, due October 25, 2006, issued under the Bank's Global Debt Issuance Facility.

                                                          Sincerely yours,


                                                          /s/ Scott B. White
                                                          ----------------------
                                                          Scott B. White
                                                          Chief Counsel, Finance




Attachments

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
     US$10,000,000 Callable 7.01 percent Notes of 1999, due October 25, 2006






                    Filed pursuant to Rule 3 of Regulation BW






                             Dated: October 21, 1999

        The following information regarding the US$10,000,000 Callable 7.01 percent Notes of 1999, due October 25, 2006 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement") , attached hereto as Exhibit B, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 16, 1999) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) US$10,000,000 Callable 7.01 percent Notes of 1999, due October 25, 2006.

               (b) The interest rate is 7.01 percent. Interest rate payment dates will be the 25th of each month, commencing on November 25, 1999 through and including October 25, 2006.

               (c) Maturing October 25, 2006. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Not applicable.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.

               (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

               As of October 21, 1999, the Bank entered into a Terms Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated as Dealer (the "Dealer"), pursuant to which the Bank agreed to issue, and the Dealer agreed to purchase, a principal amount of the Notes aggregating US$10,000,000 at 100%, less commissions of 1.00 percent. The Notes are offered for sale subject to issuance and acceptance by the Dealer and subject to prior sale. Delivery of the Notes is expected to be made on or about October 25, 1999.

               The Terms Agreement provides that the obligations of the Dealer are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

               The Dealer proposes to offer all the Notes to the public at the public offering price of 100%.

        Item 3.  DISTRIBUTION SPREAD

                       Price to         Selling Discounts     Proceeds to the
                        Public           and Commissions          Bank(1)
                    Per Unit: 100%              1.00%             99.00%
                 Total: US$10,000,000         US$100,000       USD 9,900,000

        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               A.  Terms Agreement dated October 21, 1999.

               B. Pricing Supplement dated October 21, 1999.


---------------
(1) Without deducting expenses of the Bank, which are not yet known.

                                                                       EXHIBIT A



                          TERMS AGREEMENT NO. 167 UNDER
                                  THE FACILITY


                                                          October 21, 1999

International Bank for Reconstruction
and Development
1818 H Street, N.W.
Washington, D.C.  20433


                  The undersigned agrees to purchase from you (the "Bank") the Bank's US$10,000,000 Callable 7.01 percent Notes due 2006 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 11:00 a.m. New York time on October 25, 1999 (the "Settlement Date") at an aggregate purchase price of US$9,900,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

                  When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

                  The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

                  The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

                  Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

         1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the



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


                  issue price of 100 percent less a management and underwriting commission of 1.00 percent of the principal amount).

         2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in bookentry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000021 ("Chase NYC/MLCORP"); and payment for the Notes shall be effected by transfer of the purchase price specified above in immediately available funds to the Bank's account IBRD A-General at the Federal Reserve Bank of New York, ABA # 021-081-383.

         3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

         4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

         5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

                  For purposes hereof, the notice details of the undersigned are as follows:

                           Merrill Lynch
                           World Financial Center
                           250 Vesey Street 10th Floor
                           New York, NY  10281

                           Attention: Transaction Management Group
                           Telephone:  212-449-7476
                           Fax:  212-449-2331




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                  All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

                  This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

                  This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.


                                                 MERRILL LYNCH, PIERCE, FENNER &
                               SMITH INCORPORATED


                                       By:
                                                    ----------------------------
                                      Name:
                                     Title:


CONFIRMED AND ACCEPTED, as of the date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION
         AND DEVELOPMENT


By:
   -----------------------------------
   Name:
   Title:  Authorized Officer










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







                                                                       EXHIBIT B



                               PRICING SUPPLEMENT




              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          GLOBAL DEBT ISSUANCE FACILITY

                                     No: 167

                                  US$10,000,000
                      CALLABLE 7.01 PERCENT NOTES DUE 2006

                            Issue Price: 100 percent


















                               MERRILL LYNCH & CO.




            The date of this Pricing Supplement is October 21, 1999.

                  This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

                  This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.


TERMS AND CONDITIONS

                  The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.


1.  No.:                                 167

2.  Aggregate Principal Amount:          US$10,000,000

3.  Issue Price:                         100 percent

4.  Issue Date:                          October 25, 1999

5.  Form of Notes
    (Condition 1(a)):                    Fed Bookentry only
                                         (not exchangeable for Definitive Fed
                                         Registered Notes, Conditions 1(a) and
                                         2(b) notwithstanding)

6.  Authorized Denomination(s)
    (Condition 1(b)):                    US$1,000 and integral multiples of
                                         US$1,000 in excess thereof

7.  Specified Currency
    (Condition 1(d)):                    United States dollars (US$)

8.  Maturity Date
    (Conditions 1(a) and 6(a); Fixed
    Interest Rate):                      October 25, 2006




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







9.  Interest Basis                       Fixed Interest Rate
    (Condition 5):

10. Fixed Interest Rate
         (Condition 5(I)):

    (a)  Interest Rate:                  7.01 percent per annum

    (b)  Fixed Rate Interest             The 25th of each month, commencing on
         Payment Date(s):                November 25, 1999 through and including
                                         October 25, 2006


13. Relevant Financial Center:           New York

14. Relevant Business Day:               New York

15. Issuer's Optional Redemption:        Yes

    (a)  Notice Period:                  Not less than 10 Relevant Business Days

    (b)  Amount:                         All (and not less than all)

    (c)  Date(s):                        On the 25th of each April and October,
                                         commencing October 25, 2000

    (d)  Early  Redemption Amount        Principal Amount
         (Bank):

16. Redemption at the Option of the
    Noteholders:                         No

17. Early Redemption Amount              Principal Amount plus accrued interest
    (Condition 9):

18. Governing Law:                       New York

OTHER RELEVANT TERMS

1.  Listing (if yes, specify Stock       None
    Exchange):

2.  Details of Clearance System          Federal Reserve Banks Federal bookentry
    Approved by the Bank and the         system.
    Global Agent and Clearance and
    Settlement Procedures:

3.  Syndicated:                          No


4.  Commissions and Concessions:         1.00 percent of Aggregate Principal
                                         Amount



5.  Codes:

    (a)  Common Code:                    010356881

    (b)  ISIN:                           459056PX9

    (c)  CUSIP:                          US459056PX96

6.  Identity of Dealer(s)/Manager(s):    Merrill Lynch, Pierce, Fenner & Smith
                                         Incorporated

7.  Other Address at which Bank
    Information Available:               None


GENERAL INFORMATION

         The Bank's latest Information Statement was issued on September 16,
1999.



                                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                      AND DEVELOPMENT



                                     By:
                                        ------------------------------
                                        Authorized Officer





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





                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                              Washington, DC 20433




                                  FISCAL AGENT
                        Federal Reserve Bank of New York
                                33 Liberty Street
                               New York, NY 10045




                         LEGAL ADVISORS TO THE MANAGERS
                               Sullivan & Cromwell
                          1701 Pennsylvania Avenue, NW
                              Washington, DC 20006





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